Exhibit 99.1

RIO ALTO ANNOUNCES Q2 2013 FINANCIAL RESULTS

For Immediate Release	August 13, 2013

Rio Alto Mining Limited (“Rio Alto”) (TSX & BVL: RIO, NYSE: RIOAM, DB Frankfurt: MS2) announces that it generated an IFRS net loss of $3.2 million or $0.02 per share for the quarter ended June 30, 2013. Adjusted net income was $11.0 million (or $0.06 per share)(1) for the quarter.

Management has presented adjusted net income which excludes the following items from the reported net income:

(i)	non cash deferred income tax provision of $6.0 million due to changes in currency exchange rates,
(ii)	unrealized foreign exchange loss of $3.2 million and
(iii)	an accounting charge of $5.4 million for the partial, early settlement of the Company’s Gold Prepayment Agreement delivery obligation.

Highlights for the quarter included:

  Gold production and sales of 48,467 ounces which exceeded mine plan expectations by 11 per cent;

  The average gold price realized was $1,315 per ounce resulting in gold sales revenue of $63.7 million;

  Adjusted operating cost per ounce of gold sold was $754, all-in sustaining cost per ounce was $1,041 and all-in cost per ounce was $1,180 (2);

  Sustaining capital investments amounted to $12.1 million and expansion capital costs amounted to $6.7 million; and

  In April 2013, a cash payment of $10.1 million was made to satisfy delivery of 7,882 ounces of gold under the Company’s Gold Prepayment Agreement. Under IFRS this resulted in the early recognition of the estimated future cost of producing those ounces.

This release should be read in conjunction with Rio Alto’s Q2, 2013 financial statement and MD&A report which can be found at the Company’s website, on the SEDAR website and on the EDGAR website.

Management expects gold production for the second half of the year to be approximately 110,000 to 120,000 ounces, which will meet 2013 production guidance of 190,000 to 210,000 ounces.

Mining reconciliation analysis completed to date shows that at La Arena less ore tonnes are being mined at a higher grade resulting in an increase in ounces produced when compared to the current resource model. A revision of the resource model is currently in progress taking into account the results of this analysis. The Company focussed on advancing the west wall cut-back at Calaorco during the first half of 2013 resulting in a waste to ore ratio increase to 2.3. With the work on the cut-back now complete, the Company expects the waste to ore ratio for the second half of the year to decline to around 1.8.

For the year ended December 31, 2013 management expects adjusted operating cost per ounce to fall within a range of $675 to $725 per ounce. All-in sustaining cost for the year is forecast to be in the range of $900 to $1,000 per ounce and all-in costs are expected to be within a range of $1,200 to $1,300 per ounce.

There are no further delivery requirements under the Company’s Gold Prepayment Agreement until February 2014. The remaining outstanding balance due by October 2014 under the agreement will range between 14,593 and 19,744 ounces of gold depending on the gold price on the delivery dates scheduled from February 2014 through October 2014.

Capital expenditures during H2 related to leach pad and waste dump construction for the gold oxide mine are estimated to be approximately $14 million whilst capital expenditures related to the construction of an electrical substation for connection to the national energy grid, road deviation and feasibility study for the Company’s Phase II, copper/gold project are estimated to be approximately $19 million. The connection to the national energy grid will result in annual energy cost savings for the gold oxide mine of approximately $12 million, beginning in H2, 2014 and also provide low cost energy for the life of the Phase II project.

Alex Black, President & CEO commented that “Operating and financial performance for the quarter were slightly better than planned however, given the current lower gold price environment, we have reduced capital spending plans to those items with short payback periods or necessary for health, safety, environmental and community relations programs. We also continue to focus on cost reduction opportunities and improving efficiencies throughout our operations”.

(1) Adjusted net income of $11.0 million is calculated by adding to the net loss calculated under IFRS of $3.2 million the provision for deferred income taxes of $6.0 million, the unrealized foreign currency translation loss of $3.2 million and the loss on partial settlement of gold delivery obligations under the Prepayment Agreement of $5.4 million and subtracting the unrealized accounting gain of $279,000 related to a derivative liability and other unrealized gains of $94,000. Adjusted net income per share is adjusted net income divided by 175,896,122 – the weighted average number of shares outstanding for the period. Adjusted net income and adjusted net income per share are non-GAAP measures. A reconciliation of these non-GAAP measures to the Company’s unaudited condensed interim consolidated financial statements is included in the Q2 MD&A under the heading “Non-GAAP Measures - Adjusted Net Income and Adjusted Net Income per Share”. There are no standardized definitions for these measures and the Company’s presentation may not be comparable to that of other companies. Rio Alto believes that certain investors use these measures to evaluate performance and they should be considered to be supplemental information not to be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. .

(2) Adjusted operating cost per ounce sold, all-in sustaining cost and all-in cost per ounce sold are prepared in accordance with the World Gold Council guidance disseminated on June, 27, 2013. A reconciliation of these non-GAAP measures to the Company’s unaudited condensed interim consolidated financial statements is included in the Q2 MD&A under the heading “Non GAAP Measures - All in Sustaining and All-in Costs per Ounce Sold”.

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning expected gold production and costs of production. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:
Alex Black, President & CEO	Alejandra Gomez, Investor Relations
Phone: +511 625 9900	Phone: 604.628.1401
Fax: 866.393.4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com
Web: www.rioaltomining.com